LAW OFFICE OF MICHAEL J. TAUGER
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 713-0363
Facsimile: (720) 489-1587
E-Mail: mjt@taugerlaw.com

February 8, 2008

Mellissa Duru
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re: Platina Energy Group, Inc.
       Preliminary Information Statement filed on Schedule 14C
       Filed December 21, 2007
       File No. 0-28335

Dear Ms. Duru,

In response to the Staff’s comment letter to us dated January 9, 2008, we are filing herewith Amendment Number 1 to the Information Statement of Platina Energy Group, Inc. Inc. (the “Company”). Also, attached is a “redlined” copy of the revised Information Statement to expedite your review. We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s comment letter to us.

1.           The Company has referenced its previously filed constitutive documents in the Exhibits to the Information Statement and has included as additional exhibits those documents not previously filed as required by Item 601 of Regulation S-B. Also, included in the Information Statement is the text of the proposed changes to the constitutive documents that will be filed with the Secretary of State of the State of Delaware.

2.           The list of persons who voted to approve the actions taken and who constituted 57% of the votes entitled to be cast at a meeting of the Company’s shareholders is attached to this letter.

3.           At this time the Company does not have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financing except to have sufficient shares available for the possible (i) conversion of Debentures and exercise of Warrants issued by the Company in conjunction with a financing through La Jolla Cove Investors, Inc. that was disclosed in the Company’s 8-K  filed with the United States Securities and Exchange Commission on September 6, 2007, (ii) conversion of a convertible note issued by the Company in conjunction with a $1,500,000  financing through Trafalgar Capital Specialized Fund, Luxembourg that was disclosed in the Company’s 8-K filed with the United States Securities and Exchange Commission on January

11, 2008 and (iii) conversion of issued and outstanding shares of Preferred Stock, all as set forth in the amended Information Statement.

4.           A description of the impact, inclusive of the negative consequences, to shareholders resulting from the increase in the authorized shares of the Company’s common stock has been included in the revised Information Statement.

If you have any questions or comments regarding the above, please do not hesitate to contact us.

Very truly yours,

Michael J. Tauger

cc: Blair Merriam, CEO
       Platina Energy Group, Inc.